

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 24, 2005

CAPITOL FEDERAL FINANCIAL
ANNOUNCES ANNUAL MEETING PRESENTATION
AVAILABLE ON WEB-SITE

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) will have available on its web-site, at 10:00 a.m. central time on January 25, 2005, its slide presentation for its annual meeting of shareholders being held at that same time.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President, Investor Relations	Senior Vice President, Controller
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com